Exhibit 21

SUBSIDIARIES OF MECHANICAL TECHNOLOGY, INCORPORATED

Subsidiary Name	Jurisdiction of Incorporation or Organization

Turbonetics Energy, Inc.	New York
MTI Instruments, Inc.	New York
EcoChain, Inc.	Delaware

SUBSIDIARIES OF ECOCHAIN, INC.

Subsidiary Name	Jurisdiction of Incorporation or Organization

EcoChain Wind LLC	Nevada
EcoChain Block LLC	Nevada